September 29, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Jeffrey M. Stafeil
Chief Financial Officer
Metaldyne Corporation.
47659 Halyard Drive
Plymouth, Michigan 48170

   RE:	Metaldyne Corporation (the "Company")
	Form 10-K for the fiscal year ended January 2, 2005
	File No. 001-12068

Dear Mr. Stafeil:

	We have reviewed your response letter dated September 23,
2005
and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-K for the Year Ended January 2, 2005

Note 20 - Supplementary Cash Flow Information, page 77

1. You indicate in your response to prior comment number 5 the reason
why you did not include the reacquisition costs, write-off of previously leased equipment and the related deferred loss on sale leaseback in your original impairment analysis was due to the fact that the facilities were still in operation at the end of December 31, 2003 and as such, the criteria outlined in paragraph 30 of SFAS
No.144 (i.e. board approval) had not been met to classify such assets
held for sale. We note rather you evaluated your owned assets for recoverability under the provisions of paragraph 8 of SFAS No. 144 which resulted in an impairment charge of $7.6 million. According to paragraph 3 of SFAS No.144, long lived assets of an entity to be held
and used or to be disposed of, also include capital leases of lessees
and long lived assets of lessors subject to operating leases. Although your leased assets were apart of a lease contract that was still in existence as of the end of 2003 for which the Company had not reached the "cease-use" date, it does not preclude such long-lived assets from being evaluated under paragraph 8 of SFAS No. 144.
In this regard, please explain in detail why your original
impairment
analysis of your long-lived assets did not include your leased assets
and provide us with the relevant literature which supports your accounting treatment. We may have further comment upon receipt of your response.
..
* * * * *

   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Jeffrey M. Stafeil
Metaldyne Corporation
September 29, 2005
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